

May 20, 2008

<u>**Via Facsimile (408) 349-3301 and U.S. Mail**</u>

Michael J. Callahan, Esq.
Executive Vice President, General Counsel
  and Secretary
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

RE: Yahoo! Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Filed May 16, 2008 by Yahoo! Inc.
File No. 000-28018

Dear Mr. Callahan:

We have reviewed the soliciting materials filed on May 16, 2008 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Soliciting Materials

1.   Please note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such,

and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

- your belief that Yahoo's board has the "knowledge, experience and commitment" to maximize value for all Yahoo stockholders (e-mails to "all worldwide@yahoo-inc.com" and "all-svps-and-above@yahoo-inc.com" and the penultimate paragraph of the letter to Carl Icahn); and
- your assertion that Yahoo continues to perform well against its strategic and financial plan (e-mails to "all worldwide@yahoo-inc.com" and "all-svps-and-above@yahoo-inc.com").

Closing Information

Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to shareholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Matthew Crispino at (202) 551-3456 or, in his absence, to me at (202) 551-3619. You may also contact us via facsimile at (202) 772-9210. Please send all correspondence to us at the following ZIP code: 20549-4561.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions